Mail Stop 3561

February 20, 2007

Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York 10166

       Re: **Sequa Corporation**
              File No. 1- 804
              Form 10-K: For the Year Ended December 31, 2005

Dear Ms. Costello:

We have read the August 15, 2003 agreement ("**Agreement**") between United Airlines ("**UA**") and Chromalloy Gas Turbine Corp ("**CGTC,**" "**you**") and we believe there is no basis for your assertion that, under this Agreement, you are entitled to billings at a baseline number of hours at a specified rate during the notification period prior to the effective date of a termination ("**Cancellation Fee**"). We have also read the August 26, 2004 opinion from an attorney that you provided to us. We similarly believe there is no basis for his opinion that you are entitled to these billings during the notification period. Consequently, you are required to restate your financial statements to address the impact from a correct interpretation of this Agreement as it relates to paragraph 15 of EITF 00-21.

Please note this letter solely addresses your response to prior comment number five included in your February 12, 2007 correspondence and that we continue to evaluate the remainder of your letter.

Under paragraph 15 of EITF 00-21, "the amount recorded as an asset for the excess of revenue recognized under the arrangement over the amount of cash or other consideration received from the customer since the inception of the arrangement should not exceed all amounts to which the vendor is legally entitled, including cancellation fees (in the event of customer cancellation)." Accordingly, at each balance sheet date you have estimated an amount of revenue in which you believe you are entitled – the Cancellation Fee. You have estimated the Cancellation Fee as follows: (1) the number of hours per year of average engine operation, * (2) the number of engines under the Agreement, * (3) the contractually stipulated hourly rate, * (4) 120 days / 365 days. As discussed below, we do not believe you are entitled to a Cancellation Fee as you have calculated it.

Any payments that you believe you are entitled to under this Agreement can only come from the actual terms underlying this Agreement. There appear to be only two potential sources from which you could establish the Cancellation Fee – Articles 3 and 20. However, the clear and unambiguous language of these articles lends no support to your position.

Before this Agreement can be terminated under Article 20.1, UA must provide you 120 days (initially 60 days and then amended to 90 days and finally 120 days) "notice" ("**Notice Period**"). However, this provision clearly indicates that all Services will immediately stop if UA exercises its right to provide notice to terminate this Agreement in "whole." Under Article 20.1, after you receive notice, you must: "(i) discontinue all work with respect to that part of this Agreement so terminated by United, (ii) place no further orders or subcontracts for materials or services as to that part of the work terminated, and (iii) take such other reasonable action as may reduce the termination costs under this Article." It is during this Notice Period that you believe that you are entitled to a baseline number of hours at a specified rate.

As previously indicated, payments under this Agreement can only be derived from Articles 3 and 20. Before looking further at Article 20, an examination of Article 3.2, the payment provision for this Agreement, is first required. Article 3.2 contemplates payment under only two circumstances: (1) for Services performed on an MBOH basis and (2) for Services performed on time and materials basis. Consequently, if you do not provide Services during a particular month you are not entitled to payment under Article 3.2. As indicated immediately above, all Services will immediately stop if UA exercises its right to provide notice to terminate this Agreement in "whole." Article 3.2 reads as follows:

> For Services performed on an MBOH basis, Appendix 2 (monthly Flight Hours Update) will be authorized and verified within fifteen (15) days of the end of each month. United will pay for Services and Products within fifteen (15) days after completion and acceptance of Appendix 2 by United and Seller. Such approval shall not be unreasonably delayed by either United or Seller. Seller's invoice and United's payment will be denominated in U.S. Dollars. For Services performed on a time and materials basis, the payments terms shall be net thirty (30) days from completion of Services and receipt of Seller's invoice.

It is clear from Article 3.2 that payments are only authorized after services have been performed in the preceding month: "For Services performed….," "United will pay for Services and Products….," "For Services performed … from completion of Services…." The first type of service, services performed on an MBOH basis, is the basis for your Cancellation Fee. You calculate the Cancellation Fee in the same manner as you determine a monthly MBOH fee, except that you use a fraction of the "per year average engine operation." Your Cancellation Fee is analogous to a monthly MBOH fee, except that payment is not authorized under Article 3 of this Agreement when services have not been performed. Consequently, you cannot bill your Cancellation Fee under Article 3.2 since there are no services.

Since a Cancellation Fee as you have calculated it is not authorized under Article 3, one must next look at Article 20 for payment under this Agreement. Article 20 contains the "Termination for Convenience" provisions. If you are entitled to a Cancellation Fee and it does not originate under Article 3, it appears that the only other place you could find support is Article 20. Article 20, in clear and unambiguous language, contemplates only one situation in which payment is to be made during the notice period and this situation does not provide support for the Cancellation Fee as you have calculated it. As you have previously indicated to us, Article 20.2 only pertains to "uncompleted Services or Products."

While the first sentence of Article 20.1 refers to a 120 notice period prior to termination, this reference by itself cannot support your assertion that you are entitled to 120 days of MBOH billing after receipt of any such notice of termination. The Cancellation Fee as you have calculated would clearly be a cost of termination for UA. Article 20.1(iii) clearly implies that all termination costs under this Agreement find their support in Article 20. A review of this Agreement also indicates that there are no sources outside of Article 20 for termination costs. Articles 20.2 and 3.2 clearly use the term "payment" when a payment is required under this Agreement. Consequently, since the term payment is not used in Article 20.1, there is no basis for you to assert that you are entitled to a 120 day Cancellation Fee.

As we have indicated above, we do not believe that this Agreement provides any support for the Cancellation Fee as you have calculated it. Consequently, you are required to restate your financial statements to address the impact from a correct interpretation of this Agreement as it relates to paragraph 15 of EITF 00-21. Please notify us within three business days, via EDGAR, of how you will proceed.

Please note this letter solely addresses your response to prior comment number five included in your February 12, 2007 correspondence and that we continue to evaluate the remainder of your letter.

In addition, please overnight to us a copy of each of your remaining MBOH contracts.

You may contact Jeffrey Sears at (202) 551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief